Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 4, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Stock Exchange Announcement dated April 14, 2004

2.                                       Stock Exchange Announcement dated April 16, 2004

3.                                       Stock Exchange Announcement dated May 17, 2004

4.                                       Stock Exchange Announcement dated May 28, 2004

5.                                       Stock Exchange Announcement dated June 1, 2004

6.                                       Stock Exchange Announcement dated June 2, 2004

7.                                       Stock Exchange Announcement dated June 3, 2004

8.                                       Stock Exchange Announcement dated June 4, 2004

9.                                       Stock Exchange Announcement dated June 8, 2004

10.                                 Stock Exchange Announcement dated June 9, 2004

11.                                 Stock Exchange Announcement dated June 10, 2004

12.                                 Stock Exchange Announcement dated June 11, 2004

13.                                 Stock Exchange Announcement dated June 14, 2004

14.                                 Stock Exchange Announcement dated June 16, 2004

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                              Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	EXECUTIVE SHARE OPTION SCHEME

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				32,141,748 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:				9,475,908

6.	Balance under scheme not yet issued/allotted at end of period				22,665,840 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				5,000,000 Ordinary 5p each* (26/03/1999) (see Note below) 50,000,000 Ordinary US$0.10 each (27/04/2001)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	SHARESAVE OPTION SCHEME

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				1,859,907 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				782,937

6.	Balance under scheme not yet issued/allotted at end of period				1,076,970 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				4,000,000 Ordinary 5p each* (25/01/1995) (see Note below) 2,800,000 Ordinary US$0.10 each (25/09/2001)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Full name of issuer	VODAFONE GROUP PLC

2.	Name of Scheme	VODAFONE AIRTOUCH PLC 1999 LONG TERM STOCK INCENTIVE PLAN

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				61,496,242 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				28,830,073

6.	Balance under scheme not yet issued/allotted at end of period				32,666,169 Ordinary US$0.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted				77,557,160 Ordinary US$0.10 each (04/07/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	1993 LONG-TERM STOCK INCENTIVE PLAN

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of securities not issued under scheme				141,203,965 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				20,472,600

6.	Balance under scheme not yet issued/allotted at end of period				120,731,365 Ordinary US$0.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted				143,185,375 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	VODAFONE GROUP PLC MERGER LISTING

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				142,857,785 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				Nil

6.	Balance under scheme not yet issued/allotted at end of period				142,857,785 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				3,075,000,000 Ordinary 5p each* (23/06/1999) (see Note below)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	RESTRICTED/PHANTOM STOCK AWARDS

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				19,321,675 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				Nil

6.	Balance under scheme not yet issued/allotted at end of period				19,321,675 Ordinary US$.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted				3,896,795 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	EMPLOYEE SHARE PURCHASE PLAN

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				1,625,000 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:				Nil

6.	Balance under scheme not yet issued/allotted at end of period				1,625,000 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				325,000 Ordinary shares of 5p *each (see Note below) (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

*              Nominal value subsequently redenominated to US$0.10 each.

Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	OFFER FOR MANNESMANN AG

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				341,125,092 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:				Nil

6.	Balance under scheme not yet issued/allotted at end of period				341,125,092 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				2,703,893,698 Ordinary US$0.10 each (08/02/2000) 200,000,000 Ordinary US$0.10 each (19/04/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	OFFER FOR AIRTEL MOVIL SA

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				902,553,376 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:				Nil

6	Balance under scheme not yet issued/allotted at end of period				902,553,376 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				4,000,000,000 Ordinary US$0.10 each (29/12/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	PROJECT TELECOM PLC (ROLLOVER)

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				3,308,781 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:				627,870

6	Balance under scheme not yet issued/allotted at end of period				2,680,911 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				3,308,781 Ordinary US$0.10 each (16/10/2003)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	PANAFON SHARE OPTION SCHEME (ROLLOVER)

3.	Period of return:	From	01.10.03	to	31.03.04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				4,260,291 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:				Nil

6	Balance under scheme not yet issued/allotted at end of period				4,260,291 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;				4,260,291 Ordinary US$0.10 each (30/03/2004)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

67,463,933,048 Ordinary shares of US$0.10 each, plus 800,000,000 Treasury shares.

Contact for queries:			Address:

Name: Telephone:	Mr P R S Howie (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return

Name:	S R Scott

Position:	Group General Counsel and Company Secretary

Signature:

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:54 hrs

16 April 2004

RNS No:  7110X

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 16 April 2004 by Mourant ECS Trustees Limited that on 14 April 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 132p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	190
Mr J M Horn-Smith	190
Mr K J Hydon	190

Stephen Scott

Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:05 hrs

17 May 2004

RNS No:  7687Y

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 17 May 2004 by Mourant ECS Trustees Limited that on 13 May 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 134p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	186
Mr J M Horn-Smith	186
Mr K J Hydon	186

Stephen Scott

Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 28 May 2004

RNS No: 1795Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	27 May 2004

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	129.75p

Lowest purchase price paid per share:	128.40p

Volume weighted average price per share:	129.1823p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 824,000,000 of its ordinary shares in treasury and has 67,451,544,423 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 1 June 2004

RNS No: 2362Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	28 May 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	130.75p

Lowest purchase price paid per share:	128.25p

Volume weighted average price per share:	129.4198p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 846,000,000 of its ordinary shares in treasury and has 67,429,544,423 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 2 June 2004

RNS No: 2975Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	1 June 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	127.75p

Lowest purchase price paid per share:	126.75p

Volume weighted average price per share:	126.9659p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 868,000,000 of its ordinary shares in treasury and has 67,408,331,855 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 3 June 2004

RNS No:  3579Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	2 June 2004

Number of ordinary shares purchased:	37,500,000

Highest purchase price paid per share:	127.75p

Lowest purchase price paid per share:	126.50p

Volume weighted average price per share:	127.0567p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 905,500,000 of its ordinary shares in treasury and has 67,371,086,075 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 4 June 2004

RNS No:  4057Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	3 June 2004

Number of ordinary shares purchased:	51,000,000

Highest purchase price paid per share:	125.75p

Lowest purchase price paid per share:	124.25p

Volume weighted average price per share:	124.8578p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 956,500,000 of its ordinary shares in treasury and has 67,320,119,325 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 8 June 2004

RNS No:  5009Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	7 June 2004

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	126.25p

Lowest purchase price paid per share:	125.75p

Volume weighted average price per share:	126.0088p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 973,500,000 of its ordinary shares in treasury and has 67,303,798,054 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 9 June 2004

RNS No:  5587Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	8 June 2004

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	127.75p

Lowest purchase price paid per share:	126.75p

Volume weighted average price per share:	127.3867p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 989,500,000 of its ordinary shares in treasury and has 67,287,798,054 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 10 June 2004

RNS No:  6065Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	9 June 2004

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	129.00p

Lowest purchase price paid per share:	128.00p

Volume weighted average price per share:	128.5793p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,012,500,000 of its ordinary shares in treasury and has 67,264,798,054 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 11 June 2004

RNS No:  6563Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	10 June 2004

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	128.50p

Lowest purchase price paid per share:	126.75p

Volume weighted average price per share:	127.7342p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,042,500,000 of its ordinary shares in treasury and has 67,236,954,556 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:15 hrs

14 June 2004

RNS No:  7445Z

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 June 2004 by Mourant ECS Trustees Limited that on 10 June 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 129p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	194
Sir Julian Horn-Smith	194
Mr K J Hydon	194

Philip Howie

Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 16 June 2004

RNS No:  8039Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	15 June 2004

Number of ordinary shares purchased:	16,500,000

Highest purchase price paid per share:	128.75p

Lowest purchase price paid per share:	127.25p

Volume weighted average price per share:	127.775p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,059,000,000 of its ordinary shares in treasury and has 67,221,434,086 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 4, 2004	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary